UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ScION Tech Growth II

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G31070 108

(CUSIP Number)

Alex Triplett
10 Queen St Place, 2nd Floor
London, EC4R 1BE
United Kingdom
+44 20 73 98 0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G31070 108

1	NAMES OF REPORTING PERSONS ScION 2 Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,625,000 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,625,000 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,625,000 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The securities are held directly by ScION 2 Sponsor LLC (the “Sponsor”). Andrea Pignataro and Mathew J. Cestar are the managers of the Sponsor and share voting and dispositive power over the securities held directly by the Sponsor. As a result, each of Messrs. Pignataro and Cestar may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of Messrs. Pignataro and Cestar disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
(2)	The Sponsor owns 8,625,000 Class B ordinary shares of the Issuer, which are convertible for the Issuer’s Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252263) and have no expiration date.
(3)	Excludes 5,933,334 Class A ordinary shares issuable upon the exercise of 5,933,334 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of February 12, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252263).
(4)	Based on 34,500,000 Class A ordinary shares and 8,625,000 Class B ordinary shares outstanding as of February 12, 2021.

CUSIP No. G31070 108

1	NAMES OF REPORTING PERSONS Mathew J. Cestar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,625,000 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,625,000 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,625,000 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The securities are held directly by the Sponsor. Andrea Pignataro and Mathew J. Cestar are the managers of the Sponsor and share voting and dispositive power over the securities held directly by the Sponsor. As a result, Mr. Cestar may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Mr. Cestar disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(2)	The Sponsor owns 8,625,000 Class B ordinary shares of the Issuer, which are convertible for the Issuer’s Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252263) and have no expiration date.

(3)	Excludes 5,933,334 Class A ordinary shares issuable upon the exercise of 5,933,334 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of February 12, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252263).
(4)	Based on 34,500,000 Class A ordinary shares and 8,625,000 Class B ordinary shares outstanding as of February 12, 2021.

CUSIP No. G31070 108

1	NAMES OF REPORTING PERSONS Andrea Pignataro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 (1)(2)
	8	SHARED VOTING POWER 8,625,000 (1)(2)
	9	SOLE DISPOSITIVE POWER 2,000,000 (1)(2)
	10	SHARED DISPOSITIVE POWER 8,625,000 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,625,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes (i) 8,625,000 Class B ordinary shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252263) and have no expiration date, held directly by the Sponsor and (ii) 2,000,000 Class A ordinary shares included in 2,000,000 units purchased in connection with the Issuer’s initial public offering held directly by OrION Capital Structure Solutions UK Limited. Andrea Pignataro and Mathew J. Cestar are the managers of the Sponsor and share voting and dispositive power over the securities held directly by the Sponsor. Andrea Pignataro has voting and investment discretion with respect to the securities held of record by OrION Capital Structure Solutions UK Limited (“OrION”). As a result, Mr. Pignataro may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor and OrION. Mr. Pignataro disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(2)	Excludes (i) 5,933,334 Class A ordinary shares issuable upon the exercise of 5,933,334 private placement warrants of the Issuer held directly by the Sponsor and (ii) 666,666 Class A ordinary shares issuable upon the exercise of 666,666 warrants of the Issuer included in units held directly by OrION. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of February 12, 2022 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252263).
(3)	Based on 34,500,000 Class A ordinary shares and 8,625,000 Class B ordinary shares outstanding as of February 12, 2021.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, $0.0001 par value (“Class A ordinary shares”), of ScION Tech Growth II, a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 10 Queen St Place, 2nd Floor, London, EC4R 1BE, United Kingdom.

Item 2. Identity and Background.

(a)	This statement is filed by: (i) the Sponsor, (ii) Andrea Pignataro, a natural person (“Pignataro”), and (iii) Mathew J. Cestar, a natural person (“Cestar” and collectively with the Sponsor and Pignataro, the “Reporting Persons”).

(b)	The address of the principal business and/or principal office of each of the Reporting Persons is 10 Queen St Place, 2nd Floor, London, EC4R 1BE, United Kingdom.

(c)	The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering. Pignataro is the Executive Chairman and a Director of the Issuer and is the Chief Executive Officer of ION Investment Group. Cestar is the Chief Executive Officer and a Director of the Issuer.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Pignataro is a citizen of Italy. Cestar is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of each of the Sponsor and OrION. The securities described in this report as being beneficially owned by the Reporting Persons are or may be held from time to time in margin accounts established with the direct holder’s brokers or banks, and a portion of the purchase price for the securities reported herein may have been obtained through margin borrowing. Securities held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4. Purpose of Transaction.

Founder Shares

In December 2020, the Sponsor paid $25,000 to cover certain of the Issuer’s offering costs in exchange for 8,625,000 Class B ordinary shares (the “founder shares”).

The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the Issuer’s initial business combination, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the Issuer’s initial business combination (including the forward purchase shares but not the forward purchase warrants), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to the Sponsor or the Issuer’s officers or directors upon conversion of working capital loans; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Public Units

On February 12, 2021, OrION purchased 2,000,000 units of the Issuer for $10.00 per unit, or $20,000,000 in the aggregate, in the Issuer’s initial public offering. Each unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment.

Private Placement Warrants Purchase Agreement

On February 12, 2021, the Sponsor purchased from the Issuer an aggregate of 5,933,334 warrants (the “private placement warrants”) pursuant to the terms of a private placement warrants purchase agreement, dated as of February 9, 2021 (the “Private Placement Warrants Purchase Agreement”). The private placement warrants are identical to the warrants included in the units sold by the Issuer in its initial public offering, except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not redeemable by the Issuer, (ii) may not (including the Class A ordinary shares issuable upon exercise of such private placement warrants), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of the Issuer’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

The foregoing description of the Private Placement Warrants Purchase Agreement is qualified in its entirety by reference to the Private Placement Warrants Purchase Agreement which is attached hereto as Exhibit 1.

Letter Agreement

On February 9, 2021, the Sponsor, Pignataro and Cestar agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), to (i) waive their redemption rights with respect to their founder shares and any Class A ordinary shares included in the units sold in the Issuer's initial public offering ("public shares") owned by them in connection with the completion of the Issuer’s initial business combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if the Issuer has not consummated an initial business combination within 24 months from the closing of its initial public offering or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the Issuer’s trust account with respect to their founder shares if the Issuer fails to complete its initial business combination within 24 months from the closing of its initial public offering, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame; and (iv) vote any founder shares held by them and any public shares purchased during or after the Issuer’s initial public offering (including in open market and privately-negotiated transactions) in favor of the Issuer’s initial business combination.

The founder shares, private placement warrants and forward purchase securities and any Class A ordinary shares issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to provisions in the Letter Agreement and the Forward Purchase Agreement. Those lock-up provisions provide that such securities are not transferable or saleable (i) in the case of the founder shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to the Issuer’s initial business combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination and (B) the date following the completion of the Issuer’s initial business combination on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property and (ii) in the case of the private placement warrants and any Class A ordinary shares issuable upon conversion or exercise thereof and the forward purchase securities and the securities underlying the forward purchase securities, until 30 days after the completion of the Issuer’s initial business combination except in each case (a) to the Issuer’s officers or directors, any affiliate or family member of any of the Issuer’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates, (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of a business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor, (g) in the event of our liquidation prior to our consummation of our initial business combination; or (h) in the event that, subsequent to the Issuer’s consummation of an initial business combination, the Issuer completes a liquidation, merger, share exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; provided, however, that in the case of clauses (a) through (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement.

In addition, the Letter Agreement provides that in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, members of the Issuer’s management team or their affiliates may, but is not obligated to, loan to the Issuer funds as may be required. If the Issuer completes an initial business combination, the Issuer would repay such loaned amounts. In the event that the initial business combination does not close, the Issuer may use a portion of the working capital held outside its trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 2.

Forward Purchase Agreement

On February 9, 2021, the Issuer entered into a forward purchase agreement (the “Forward Purchase Agreement”) with OrION pursuant to which OrION has committed to purchase from the Issuer 10,000,000 forward purchase units, or at its option up to an aggregate maximum of 30,000,000 forward purchase units, each consisting of one Class A ordinary share (each, a “forward purchase share”) and one-third of one warrant to purchase one Class A ordinary share (each, a “forward purchase warrant”), for $10.00 per unit, or an aggregate amount of $100,000,000, or at OrION’s option up to an aggregate amount of $300,000,000, in a private placement that will close concurrently with the closing of the Issuer’s initial business combination. The forward purchase shares will be identical to the Class A ordinary shares included in the units sold in the Issuer’s initial public offering, except that they will be subject to transfer restrictions and registration rights. The forward purchase warrants will have the same terms as the private placement warrants so long as they are held by OrION or its permitted assignees and transferees.

The foregoing description of the Forward Purchase Agreement is qualified in its entirety by reference to the Forward Purchase Agreement which is attached hereto as Exhibit 3.

Registration Rights Agreement

On February 9, 2021, the Issuer, the Sponsor, OrION and the other holders named therein entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted the Sponsor, OrION and the other holders registration rights with respect to the founder shares, private placement warrants, the forward purchase securities and the Class A ordinary shares underlying such private placement warrants and forward purchase securities and private placement warrants, forward purchase warrants and warrants that may be issued upon conversion of working capital loans. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s completion of its initial business combination.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 4.

Plans or Proposals

The ordinary shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described above.

Except for the foregoing, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, purchasing additional shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in pledging, short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. The Reporting Persons may purchase the Issuer’s ordinary shares and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c)	Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
1	Private Placement Warrants Purchase Agreement, dated February 9, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 12, 2021).
2	Letter Agreement, dated February 9, 2021, by and among the Issuer, its officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 12, 2021).
3	Forward Purchase Agreement, dated February 9, 2021, by and between the Issuer and OrION (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 12, 2021).
4	Registration Rights Agreement, dated February 9, 2021, by and among the Issuer, the Sponsor and the other holders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 12, 2021).
11*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

ScION 2 Sponsor LLC

By:	/s/ Andrea Pignataro
Name:	Andrea Pignataro
Title:	Manager

Andrea Pignataro

By:	/s/ Andrea Pignataro
Name:	Andrea Pignataro

Mathew J. Cestar

By:	/s/ Mathew J. Cestar
Name:	Mathew J. Cestar